UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cellular Dynamics International, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

15117V109

(CUSIP Number)

Corporate Planning Div. Corporate Planning Group

FUJIFILM Holdings Corporation

7-3 Akasaka 9-chome, Minato-ku Tokyo 107-0052, Japan

Tel: +81-3-6271-1061 Fax: +81-3-6271-1135

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Morrison & Foerster LLP Shin-Marunouchi Building 29th Floor 5-1, Marunouchi 1-chome, Chiyoda-ku Tokyo 100-6529, Japan +81-3-3214-6522 Attention: Gary M. Smith, Esq. and Kenji P. Taneda, Esq.	Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601, U.S.A. 212-468-8000 Attention: Jeffery Bell, Esq.

March 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15117V109

1	Name of reporting person FUJIFILM Holdings Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,949,640
	8	Shared voting power 0
	9	Sole dispositive power 1,949,640
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,949,640
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.3%
14	Type of reporting person HC, CO

SCHEDULE 13D

CUSIP No. 15117V109

1	Name of reporting person FUJIFILM Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,949,640
	8	Shared voting power 0
	9	Sole dispositive power 1,949,640
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,949,640
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.3%
14	Type of reporting person HC, CO

SCHEDULE 13D

CUSIP No. 15117V109

1	Name of reporting person FUJIFILM Holdings America Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,949,640
	8	Shared voting power 0
	9	Sole dispositive power 1,949,640
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,949,640
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.3%
14	Type of reporting person HC, CO

SCHEDULE 13D

CUSIP No. 15117V109

1	Name of reporting person Badger Acquisition Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Wisconsin
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,949,640
	8	Shared voting power 0
	9	Sole dispositive power 1,949,640
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,949,640
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.3%
14	Type of reporting person CO

Item 1. Security and Issuer.

The title and class of securities to which this statement on Schedule 13D (this “Schedule 13D”) relates are the shares of common stock (the “Shares”), par value $0.0001 per share, of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Company”). The Company’s principal executive offices are located at 525 Science Drive, Madison, Wisconsin 53711.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by (1) FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), (2) FUJIFILM Corporation, a corporation organized under the laws of Japan, (3) FUJIFILM Holdings America Corporation, a Delaware corporation, and (4) Badger Acquisition Corporation (“Sub”), a Wisconsin corporation (together as the “Reporting Persons” and each, a “Reporting Person”).

Parent is a Japanese corporation with global operations and is listed on the First Section of the Tokyo Stock Exchange. The principal executive offices of Parent are located at 7-3 Akasaka 9-chome, Minato-ku, Tokyo 107-0052, Japan. Parent is the holding company of the FUJIFILM Group, having the three operating companies FUJIFILM Corporation, FUJIFILM Xerox Co., Ltd. and Toyama Chemical Co., Ltd. (and their subsidiaries) under its umbrella. The group’s priority business fields are: medical/life sciences such as medical equipment, pharmaceuticals, functional skin care cosmetics and nutritional supplements; graphic arts such as printing materials and equipment; documents such as office equipment/printing; optical devices such as camera phone lens units; highly functional materials such as LCD materials; and digital imaging such as digital cameras, digital printing, and Photobook.

Sub is a newly incorporated Wisconsin corporation organized in connection with the Offer and the Merger, as those terms are defined in Item 3 below, and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Sub are located at 200 Summit Lake Drive, Valhalla, New York, 10595-1356. Sub is a direct wholly owned subsidiary of FUJIFILM Holdings America Corporation.

FUJIFILM Holdings America Corporation, a direct wholly owned subsidiary of FUJIFILM Corporation, is the holding company for U.S.-based FUJIFILM companies operating in 27 states and engaged in the research, development, manufacture, sales and service of FUJIFILM products. FUJIFILM Holdings America Corporation serves a broad spectrum of industries in the U.S. including medical and life sciences, electronic, chemical, graphic arts, information systems, motion picture, broadcast and photography. The principal offices of FUJIFILM Holdings America Corporation are located at 200 Summit Lake Drive, Valhalla, New York, 10595-1356.

FUJIFILM Corporation, a direct wholly owned subsidiary of Parent, develops, produces and markets products in the imaging solutions business – color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing – and the information solutions business – equipment and materials for medical diagnostics and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials. The principal offices of FUJIFILM Corporation are located at 7-3 Akasaka 9-chome, Minato-ku, Tokyo 107-0052, Japan.

Set forth in Schedule I to the Offer to Purchase dated April 3, 2015, as subsequently amended (the “Offer to Purchase”), which is incorporated herein by reference to Exhibit 99.1 hereto, is the name, residence or business address and present principal occupation or employment of each of the Reporting Persons’ executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, all of the directors and executive officers of the Reporting Persons named in Schedule I to the Offer to Purchase are citizens of Japan.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons named in Schedule I to the Offer to Purchase, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the directors or executive officers named in Schedule I to the Offer to Purchase, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, Parent, Sub and the Company entered into an Agreement and Plan of Merger, dated as of March 30, 2015 (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Sub commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a price per Share of $16.50, net to the seller thereof in cash, without interest (the “Per Share Amount”) on April 3, 2015. Following the Offer, subject to the terms and conditions of the Merger Agreement, Sub will be merged with and into the Company, with the Company surviving the merger (the “Merger”) as an indirect wholly owned subsidiary of Parent. At the effective time of the Merger, each Share then outstanding (other than Shares owned by the Company, Parent, Sub and any of their respective subsidiaries) will be converted into the right to receive the Per Share Amount.

As an inducement for Parent and Sub to enter into the Merger Agreement, on March 30, 2015, contemporaneously with the execution of the Merger Agreement, each of Thomas M. Palay, Robert J. Palay, Craig T. January, James A. Thomson, Kenneth C. Hunt, Michael Van Handel, Sheli Z. Rosenberg, Stanley D. Rose, Susan Willetts, and Tactics II Limited Liability Company (the “Certain Shareholders”), entered into a tender and support agreement with and in favor of Parent and Sub (the “Tender Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. Parent and Sub entered into the Tender Agreements in connection with and as an inducement to enter into the Merger Agreement, but did not make any cash or other payments with respect thereto. An aggregate of 1,949,640 outstanding Shares are subject to the Tender Agreements. Pursuant to the Tender Agreements, if the Certain Shareholders acquire beneficial or record ownership of any additional Shares, such Shares (together with the Shares owned by the Certain Shareholders as of the date of the Tender Agreements, the “Applicable Shares”) will also be subject to the Tender Agreements.

The Reporting Persons estimate the total amount of funds required to consummate the Offer and the Merger, including the acquisition of all outstanding Shares pursuant to the Offer and the Merger, to be approximately $277 million. Purchaser will fund the acquisition of the Shares in the Offer and the Merger with existing resources of Parent.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreements, copies of which are filed as Exhibits 2.1 and 10.1, respectively, to the Company’s Current Report on Form 8-K, dated March 30, 2015.

Item 4. Purpose of Transaction.

(a) – (b) The Merger Agreement provides for the acquisition by Parent of all of the outstanding Shares through a tender offer and subsequent merger of Sub with and into the Company, as a result of which the Company will become an indirect wholly owned subsidiary of Parent. The information contained in Item 3 is incorporated by reference herein.

Pursuant to the terms of the Tender Agreements, the Certain Shareholders have agreed to tender and not withdraw the Applicable Shares in the Offer and have agreed, if applicable, to vote all of their Applicable Shares (a) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby (including any motion to adjourn or postpone the shareholder meeting called in connection with the Merger as required or permitted by the Merger Agreement) and (b) against (i) any agreement or arrangement related to any Competing Proposal; (ii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries; and (iii) any other action or transaction the consummation of which is known to the Certain Shareholders to be intended, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement. As used in the Merger Agreement, “Competing Proposal” means, other than the Merger, the Offer and the other transactions contemplated by the Merger Agreement, any proposal or offer (other than a proposal or offer by Parent or any of its affiliates) from any person relating to (a) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any person of more than twenty percent (20%) of the consolidated assets of the Company and its subsidiaries, taken as a whole or (b) the acquisition in any manner, directly or indirectly, by any person of more than twenty percent (20%) of the issued and outstanding Shares. The Certain Shareholders further agreed not to exercise any rights that may be available to them to demand appraisal of any Applicable Shares in connection with the Merger.

The purpose of entering into the Tender Agreements is to facilitate the acquisition of the Shares in the Offer and, if necessary, the adoption of the Merger Agreement by the Company’s shareholders. The Tender Agreements will terminate and have no further force or effect as of the earlier of (a) the termination of the Merger Agreement and (b) the consummation of the Merger (the “Effective Time”).

(c) Not applicable.

(d) After completion of the Offer and the Merger, the Company will become an indirect wholly owned subsidiary of Parent, and Parent will subsequently determine the size and membership of the board of directors of the Company and the officers of the Company.

(e) Except under limited specified circumstances, the Merger Agreement prohibits the Company from amending its articles of incorporation or bylaws; issuing securities of the Company or any of its subsidiaries; adjusting, splitting, combining, recapitalizing or reclassifying any capital stock or other equity interest of the Company; declaring dividends; reclassifying, combining, splitting, subdividing or amending the terms of, or redeeming, purchasing or otherwise acquiring any of its equity securities; or agreeing to take any of the actions listed above. Upon effectiveness of the Merger, the Company will become an indirect wholly owned subsidiary of Parent, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(f) After completion of the Offer and the Merger, the Company will be an indirect wholly owned subsidiary of Parent. After completion of the Offer and the Merger, Parent expects to work with the Company’s management to evaluate and review the Company and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate the Company into Parent’s business units and market units. As a result of this review and integration, it is possible that we could implement changes to the Company’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of the Company’s separate existence and integration of the Company’s business and operations into Parent. In addition, in connection with integrating the Company’s and Parent’s corporate structure, Parent may determine to reorganize, merge or consolidate the Company with one or more domestic or foreign subsidiaries of Parent. Parent reserves the right to change its plans and intentions at any time, as it deems appropriate.

(g) The Merger Agreement contains provisions that limit the ability of the Company to engage in a transaction that would entail a change of control of the Company during the pendency of the Merger Agreement. Following consummation of the Offer, Sub will own no less than a majority of the Company’s issued and outstanding capital stock and will be able to block any acquisition of control of the Company by any other person.

(h) Upon the Effective Time, the Shares will cease to be quoted on any quotation system or exchange.

(i) Upon the Effective Time, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, none of the Reporting Persons currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) through (i) of this Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).

Except as set forth in this Schedule 13D, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons listed on Schedule I to the Offer to Purchase, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Tender Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreements, copies of which are filed as Exhibits 2.1 and 10.1, respectively, to the Company’s Current Report on Form 8-K, dated March 30, 2015.

Item 5. Interest in Securities of the Issuer.

(a) – (b) None of the Reporting Persons directly owns any outstanding Shares. However, as described in Item 4 (a) – (b) of this Schedule 13D, pursuant to the Tender Agreements, the Certain Shareholders are obligated to tender the Applicable Shares into the Offer and, if applicable, vote the Applicable Shares in favor or against certain matters relating to the Merger as set forth in the Tender Agreements (see Item 4 of this Schedule 13D for details). The Applicable Shares currently consist of 1,949,640 Shares, which, according to the Company, represent approximately twelve point three percent (12.3%) of the outstanding Shares as of March 27, 2015. Pursuant to the Tender Agreements, and subject to limited exceptions set forth therein, none of the Certain Shareholders may assign or otherwise dispose of, or enter into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Applicable Shares, or grant any proxies or powers of attorney, deposit any Applicable Shares into a voting trust or enter into a voting agreement with respect to any Applicable Shares.

To each Reporting Person’s knowledge, no Shares are beneficially owned by any of the persons named in Schedule I to the Offer to Purchase, except for such beneficial ownership, if any, arising solely from the Tender Agreements.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Shares referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) None of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any director or executive officer of the Reporting Persons named in Schedule I to the Offer to Purchase, has effected any transaction in Shares during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Tender Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreements, copies of which are filed as Exhibits 2.1 and 10.1, respectively, to the Company’s Current Report on Form 8-K, dated March 30, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of the Company other than the following:

(a) The Merger Agreement, under which, among other things, following the Offer, Sub will merge with and into the Company, as a result of which the Company will become an indirect wholly owned subsidiary of Parent. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

(b) The Tender Agreements. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Tender Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreements, copies of which are filed as Exhibits 2.1 and 10.1, respectively, to the Company’s Current Report on Form 8-K, dated March 30, 2015.

Item 7. Material to be Filed as Exhibits.

Exhibit 2.1	Agreement and Plan of Merger by and among Parent, Sub and the Company, dated as of March 30, 2015 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated March 30, 2015).

Exhibit 10.1	Tender and Support Agreements by and among Parent, Sub and each of Thomas M. Palay, Robert J. Palay, Craig T. January, James A. Thomson, Kenneth C. Hunt, Michael Van Handel, Sheli Z. Rosenberg, Stanley D. Rose, Susan Willetts, and Tactics II Limited Liability Company, dated as of March 30, 2015 (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K, dated March 30, 2015).

Exhibit 24.1	Joint Filing Agreement and Power of Attorney, dated April 3, 2015, by and among Parent, FUJIFILM Corporation, FUJIFILM Holdings America Corporation and Purchaser (incorporated by reference to Exhibit (d)(5) to Schedule TO filed with the SEC on April 3, 2015 by Parent, FUJIFILM Corporation, FUJIFILM Holdings America Corporation and Purchaser).

Exhibit 99.1	Offer to Purchase, dated April 3, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by FUJIFILM Holdings Corporation on April 3, 2015).

Remainder of Page Intentionally Left Blank.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2015

FUJIFILM HOLDINGS CORPORATION

By:	/s/ Shigehiro Nakajima
	Name:	Shigehiro Nakajima
	Title:	Authorized Signatory of FUJIFILM Holdings Corporation and Attorney-in-Fact for FUJIFILM Corporation, FUJIFILM Holdings America Corporation and Badger Acquisition Corporation

Exhibit Index

Exhibit 2.1	Agreement and Plan of Merger by and among Parent, Sub and the Company, dated as of March 30, 2015 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated March 30, 2015).

Exhibit 10.1	Tender and Support Agreements by and among Parent, Sub and each of Thomas M. Palay, Robert J. Palay, Craig T. January, James A. Thomson, Kenneth C. Hunt, Michael Van Handel, Sheli Z. Rosenberg, Stanley D. Rose, Susan Willetts, and Tactics II Limited Liability Company, dated as of March 30, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated March 30, 2015).

Exhibit 24.1	Joint Filing Agreement and Power of Attorney, dated April 3, 2015, by and among Parent, FUJIFILM Corporation, FUJIFILM Holdings America Corporation and Purchaser (incorporated by reference to Exhibit (d)(5) to Schedule TO filed with the SEC on April 3, 2015 by Parent, FUJIFILM Corporation, FUJIFILM Holdings America Corporation and Purchaser).

Exhibit 99.1	Offer to Purchase, dated April 3, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by FUJIFILM Holdings Corporation on April 3, 2015).